July 11, 2024

ChiPing Cheung
Chief Executive Officer
Aureus Greenway Holdings Inc
2995 Remington Boulevard
Kissimmee, FL 34744

       Re: Aureus Greenway Holdings Inc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 3, 2024
           File No. 333-280340
Dear ChiPing Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 3, 2024 Capitalization, page 27

1. Refer to your response to prior comment 2. You state the deferred offering costs of
       $512,068 are included in the amount of total listing expenses of $1,596,104 at March 31,
       2024. It appears these deferred offering costs had been accrued and unpaid at that date, so it appears the pro forma as adjusted cash and cash equivalents amount should be less by
       $512,068 to pay for the costs from the net offering proceeds. Please advise and revise, as appropriate.
 July 11, 2024
Page 2

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Mengyi Ye